UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of October 2025

Commission File Number 001-35948

Kamada Ltd.
(Translation of registrant’s name into English)

2 Holzman Street
Science Park, P.O. Box 4081
Rehovot 7670402
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements, File Nos. 333-192720, 333-207933, 333-215983, 333-222891, 333-233267 and 333-265866.

Other Information

Kamada Ltd. (the “Company”) announces that it will hold an Annual General Meeting of Shareholders on Wednesday, December 10, 2025, at 4:00 p.m. (Israel time), at the offices of the Company at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel. A copy of the Notice of Annual General Meeting of Shareholders and Proxy Statement and the proxy card are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

Exhibit

Exhibit No.	Description
99.1	Notice and Proxy Statement for Annual General Meeting of Shareholders to be held on December 10, 2025
99.2	Form of Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KAMADA LTD.

Date: October 23, 2025	By:	/s/ Nir Livneh
Nir Livneh
Vice President General Counsel and
Corporate Secretary

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